Exhibit 3.1

SECOND AMENDMENT TO

AMENDED AND RESTATED BYLAWS OF

NATIONAL AMERICAN UNIVERSITY HOLDINGS, INC.

This Second Amendment to the Amended and Restated Bylaws of National American University Holdings, Inc. (the “Corporation”) was adopted by the Board of Directors of the Corporation at a meeting of the Board of Directors on the 26th day of August, 2013, and adds a new Section 8.8 to Article 8 of the Bylaws as set forth below. Except for the specific amendment set forth herein, all other provisions of the Corporation’s bylaws remain in full force and effect.

Article 8

Miscellaneous

8.8	Exclusive Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of these bylaws.